EXHIBIT 99.1

Norsk Hydro: Record 2006 Results, Q4 Hit by Write-Downs

OSLO, Norway, Feb. 19, 2007 (PRIME NEWSWIRE) --

 Consolidated results (US GAAP)

                                 Fourth quarter            Year
 NOK million, except per         2006      2005       2006       2005
  share data

 Operating revenues            45,715    44,509    200,719    171,231

 Operating income               4,573    10,360     52,224     46,237
 Non-consolidated investees        54       (79)       962        593
 Financial income
  (expense), net                  847      (579)     1,785     (1,889)
 Other income (loss), net          53       758         53        990
 Income from continuing
  operations before tax and
  minority interest             5,527    10,460     55,024     45,932

 Income tax expense            (4,287)   (6,411)   (37,598)   (30,271)
 Minority interest                 22       133       (202)      (118)
 Income from continuing
  operations                    1,261     4,183     17,224     15,542
 Income from discontinued
  operations                       62        81        167        174

 Income before cumulative
  effect of change in
  accounting principles         1,323     4,264     17,391     15,716
 Cumulative effect of
  change in accounting
  principles                       --       (78)        --        (78)
 Net income                     1,323     4,186     17,391     15,638

 Basic and diluted earnings
  per share from continuing
  operations (in NOK) (1) (3)    1.00      3.30      13.90      12.40
 Basic and diluted earnings
  per share before change in
  accounting principles (in
  NOK) (1) (3)                   1.10      3.40      14.00      12.50

 Financial data
 Investments - NOK million      9,513    28,902     26,713     41,110
 Adjusted net
  interest-bearing
  debt/equity (2)                0.22      0.31       0.22       0.31
 Debt/equity ratio               0.24      0.28       0.24       0.28

(1) Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

(2) Adjusted net interest-bearing debt divided by shareholders' equity plus minority interest, adjusted for pension obligation (after tax) and present value of future obligations on operating leases.

(3) Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. See note 1 accounting policies.

All comparative figures are for the corresponding period in 2005 unless otherwise stated.

Hydro achieved record results for 2006, despite a weak fourth quarter due to asset write-downs and other special items. Continued high oil and gas prices, aluminium prices at historic levels and solid operational performance contributed to the annual result, providing a strong foundation for Hydro going forward.

Net income rose by 11 percent to NOK 17,391 million for the full-year 2006 from 2005. For the fourth quarter alone, net income fell to NOK 1,323 million (NOK 1.10 per share) from NOK 4,186 million (NOK 3.30 per share) in the fourth quarter of 2005 and NOK 4,804 million (NOK 3.90 per share) in the third quarter of 2006.

The main reason for the weak quarterly result was the previously announced write-down of US$836 million (NOK 5,240 million) related to the Front Runner field and nine shelf fields in the Gulf of Mexico, combined with impairment charges and costs relating to divestments, closures and plant rationalizations in aluminium products operations and unrealized losses on derivative contracts.

Operating income for the full-year 2006 rose to NOK 52,224 million, up 13 percent compared with 2005. For the fourth quarter alone, operating income amounted to NOK 4,573 million, compared with NOK 10,360 million in the fourth quarter of 2005 and NOK 15,278 million in the third quarter of 2006.

"Last year's record result was driven by high oil, gas and aluminium prices, combined with strong operational performance," said Hydro President and CEO Eivind Reiten. "Market outlooks for most of Hydro's core products are promising. The ongoing restructuring of the aluminium business is well under way, providing a sound basis for Hydro going forward as a focused aluminium and power company with firm growth ambitions."

"The process to plan the integration of Hydro's oil and gas activities with Statoil is on track. Contributing to a successful launch of the new energy company is on top of our agenda, at the same time as we prepare to move forward as an aluminium and power company, ready to pursue business opportunities worldwide," Reiten said.

The proposed merger of Hydro's oil and gas activities with Statoil is expected to be completed in the third quarter of 2007, in line with the plan announced in December.

Hydro's Board of Directors proposes to the Annual General Assembly to pay shareholders a dividend of NOK 5.00 per share for 2006.

Investments amounted to NOK 26.7 billion for 2006 as a whole, of which 85 percent related to oil and gas operations. The provision for current and deferred taxes amounted to NOK 37,598 million for 2006, approximately 68 percent of income before tax.

Net cash provided by operating activities was NOK 38,7 billion for the year, compared with NOK 27,0 billion for 2005.

Oil & Energy

Operating income for Oil & Energy amounted to NOK 5,647 million for the quarter, heavily impacted by an impairment write-down of the Front Runner and nine shelf fields in the Gulf of Mexico (GoM), amounting to US$836 million (NOK 5,240 million) before tax. Operating income amounted to NOK 11,537 million in the fourth quarter of 2005 and NOK 13,311 million in the third quarter of 2006. For 2006 as a whole, operating income was NOK 46,253 million, compared with NOK 43,451 million in 2005.

High oil and gas prices contributed to the results for the quarter and for the year, but oil prices corrected downward in the fourth quarter 2006, compared with the third quarter. The realized average oil price(1) increased 4 percent in the quarter, compared with the fourth quarter of 2005, but declined 13 percent compared with the third quarter of 2006. Measured in Norwegian kroner, the realized oil price amounted to NOK 369 per barrel in the quarter, unchanged compared with the fourth quarter of 2005, while decreasing 12 percent compared with the third quarter of 2006. Realized gas prices increased 6 percent in the fourth quarter of 2006, compared with the fourth quarter of 2005, and 14 percent compared with the third quarter of 2006. The realized average oil price and realized average gas price increased by 18 percent and 27 percent, respectively, in 2006 compared with 2005.

Hydro produced an average of 595,000 barrels of oil equivalents (boe) per day during the fourth quarter of 2006, an increase of 6,000 boe per day compared with the fourth quarter of 2005, and an increase of 47,000 boe per day compared with the third quarter of 2006. For the full year, average oil and gas production increased to 573,000 boe per day, compared with 563,000 boe per day in 2005. Production for 2006 was negatively impacted by production interruptions on partner-operated fields on the Norwegian Continental Shelf (NCS) as well as lower-than-expected production from fields in our international portfolio. Hydro has targeted 605,000 boe per day for 2007, an increase of around 6 percent compared with realized production in 2006.

In 2006, Hydro participated in the completion of 51 exploration wells, resulting in 26 discoveries. The southern leg of the Langeled gas pipeline opened during 2006, an important milestone for the Ormen Lange/Langeled project. At the end of December, the project was 91 percent complete. The project is on schedule and expected to be completed in 2007. Also during 2006, Hydro divested its share of gasoline retail business Hydro Texaco in Norway and Denmark.

(1)Average oil price realized by Oil & Energy's Exploration and Production sub-segment.

Aluminium

Operating income for Hydro's total aluminium activities amounted to NOK 413 million for the fourth quarter of 2006, compared with a loss NOK 1,099 million in the fourth quarter of 2005 and NOK 1,647 million in the third quarter of 2006. Operating income for the fourth quarter of 2006 was heavily influenced by write-downs, costs and charges relating to the restructuring of downstream aluminium operations. Operating income for 2006 as a whole amounted to NOK 6,181 million compared with NOK 2,316 million in 2005. Results for the year were heavily influenced by a substantial increase in aluminium prices.

Aluminium Metal

Operating income for aluminium metal operations amounted to NOK 849 million for the quarter, compared with NOK 12 million in the fourth quarter of 2005 and NOK 1,854 million in the third quarter of 2006. Operating income for 2006 as a whole amounted to NOK 6,362 million, compared with NOK 2,694 million in 2005.

Results for the year were heavily influenced by a substantial increase in aluminium prices. However, raw material and energy costs were also substantially higher during 2006 as a whole. Average market prices for aluminium were substantially higher in the quarter, compared with the fourth quarter of 2005, and also higher compared with the third quarter of 2006. Realized aluminium prices measured in Norwegian kroner increased by 30 percent in the fourth quarter of 2006, compared with the fourth quarter of 2005. Realized prices remained substantially unchanged compared with the third quarter of 2006. Realized aluminium prices measured in Norwegian kroner increased 30 percent for 2006 as a whole, compared with 2005.

Primary aluminium production, including production from partly owned companies, amounted to 450,000 mt for the fourth quarter of 2006, declining about 3 percent compared with the fourth quarter of 2005. Production was largely unchanged compared with the third quarter of 2006 and declined around one percent to 1,799,000 mt for 2006 as a whole, compared with 2005. Reduced production due to the plant closures in Norway and Germany were mostly offset by increased production from the Alouette expansion in Canada and record production levels for other plants in our smelter system.

Efforts to reposition primary aluminium operations are progressing and expected to improve Hydro's relative smelter cost position. The Qatalum project (Hydro share 50 percent), a major element in Hydro's growth strategy, is on track and a final decision by the partners to proceed with the project is expected to be taken during 2007. The second expansion of the Alunorte alumina refinery in Brazil (Hydro share 34 percent) was completed during 2006. A third expansion was started and is expected to be completed in 2008.

Aluminium Products

Aluminium Products incurred an operating loss amounting to NOK 499 million for the quarter, compared with an operating loss of NOK 1,124 million in the fourth quarter of 2005 and an operating loss of NOK 202 million for the third quarter of 2006. For 2006 as a whole, Hydro incurred an operating loss of NOK 83 million, compared with an operating loss of NOK 370 million in 2005.

In December 2005, Hydro announced plans to restructure the aluminium products business. Following a thorough review of the downstream portfolio, measures were taken to implement these plans, including divestments, closures and significant plant rationalizations.

Good progress has been made in 2006 on the restructuring, but results were heavily impacted by the related impairments and other costs amounting to about NOK 600 million for the quarter and about NOK 890 million for the year 2006. Costs relating to plant rationalization, closures and impairments amounted to about NOK 1,250 million in the fourth quarter of 2005 and about NOK 90 million in the third quarter 2006.

Overall market conditions for extrusion and rolled products improved during 2006 contributing to an improved underlying financial performance. However, the automotive business sector continued to suffer challenging market conditions and declining margins. Volumes developed positively for all business sectors during the fourth quarter, and margins improved within extrusion and rolled products operations, compared to same quarter in 2005, reflecting improved market conditions in Europe.

Fourth quarter 2006

                               Non-cons.
                    Operating      inv.,  Other Depreciation Adjusted
 NOK million           income Interest & income          and   EBITDA
                       (loss)   selected        amortization
                               fin.items
 Oil & Energy           5,647         66     53        8,764   14,530
 Aluminium Metal          849        (13)    --          517    1,352
 Aluminium Products      (499)        18     --          483        1
 Other Activities         707         95     --          197      999
 Corporate and
  Eliminations         (2,130)       243     --            1   (1,885)
 Total                  4,573        408     53        9,962   14,997

Year 2006

                               Non-cons.
                    Operating      inv.,  Other Depreciation Adjusted
 NOK million           income Interest & income          and   EBITDA
                       (loss)   selected (loss) amortization
                               fin.items
 Oil & Energy          46,253        350     53       18,299   64,954
 Aluminium Metal        6,362      1,002     --        1,770    9,134
 Aluminium Products       (83)      (162)    --        1,960    1,715
 Other activities       1,277        289     --          528    2,094
 Corporate and
  Eliminations         (1,584)       907     --           (1)    (678)
 Total                 52,224      2,386     53       22,556   77,219

Outlook

Oil & Energy

Oil demand is expected to be relatively strong in 2007, but an anticipated increase in oil production capacity from both non-OPEC and OPEC producers is expected to increase global spare capacity somewhat from 2006 levels. Start-up of new gas infrastructure, as well as warmer-than-expected weather, have led to lower European gas prices this winter than during the winter of 2005-2006. British gas production is declining, but comfortable gas-storage levels and new supply sources coming on stream are expected to improve supplies to Europe in 2007. With more normal seasonal temperatures, demand should improve in the winter of 2007-2008. In addition, some of the LNG scheduled for delivery in the European market may be rerouted to either the U.S. or Asia, expected to create a more balanced supply situation than during this winter season.

Norwegian water reservoir levels rose considerably during the last months of 2006. This resulted in a substantial drop in Nordic electricity prices, as the water reservoir situation changed from risk for rationing to a comfortable resource situation. Mild weather and a decreasing CO2 emission quota price have also contributed to lower electricity prices. Nordic electricity prices in 2007 are expected to be lower than the historically high average spot price of 391 NOK/MWh in 2006.

Aluminium

Key economic indicators signal somewhat slower growth in 2007 in Europe and the U.S., as well as in Asia except for China. China's strong economic growth is expected to continue.

Global primary aluminium consumption is expected to grow by close to 7 percent in 2007. Developments in China continue to be a main driver of industry fundamentals. China's growth in consumption and production is expected to continue at a high level in 2007, close to 20 percent. Consumption growth in Europe, however, is expected to slow to about 2.5 percent in 2007, somewhat lower than the expected increase in industrial production. A minor decline of about 1 percent is expected for the U.S. A moderate surplus is expected in the global metal balance in 2007.

In addition, the behavior of financial investors continues to be an important factor affecting primary aluminium prices on the London Metal Exchange (LME).

European markets for extruded and rolled products are relatively steady at the start of 2007. Margins are expected to remain stable for extruded products and to improve somewhat for standard rolled products, although from a low level. Shipment growth in 2007 is expected to be lower than in 2006, in line with developments in industrial production.

In the U.S., orders for extruded aluminium products declined substantially in recent months. The U.S. economy has shown signs of weakening and industrial production is expected to show lower growth rates in 2007 than in 2006, with possibly a flat or negative development.

The global light-vehicle market is expected to continue growing in 2007, driven by emerging markets. The Western European market is expected to be slightly down, while the U.S. market is expected to continue the negative developments seen in 2006. Margins are expected to remain under pressure.

Results for our aluminium products operations in the first quarter 2007 are expected to be positively influenced by continued progress on plant rationalization programs. However, additional rationalization expenses are also expected.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary results 2006 presentation: http://hugin.info/106/R/1106064/199189.pdf

Preliminary results 2006 report: http://hugin.info/106/R/1106064/199190.pdf

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 E-mail      Cecilie.Ditlev-Simonsen@hydro.com

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 E-mail      Inger.Sethov@hydro.com

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